

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2017

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, 18th Floor
New York, NY 10176

> **Re: Destination Maternity Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed by Orchestra-Prémaman**
> **S.A and Yeled Invest S.A.**
> **Filed September 28, 2017**
> **File No. 0-21196**

Dear Mr. Davis:

We have reviewed your letter dated October 6, 2017 responding to our comment letter dated October 6, 2017 related to the filing above and have the following additional comments.

1.   We note your response to prior comment 2 and your proposed changed to the disclosure in the proxy statement and proxy card. The proposed change to the Note to Proposal No. 1 appears incorrect. Rather than instructing shareholders to write the name(s) of the nominee(s) they "do not support" it appears that the Note should instruct shareholders to write the name(s) of the nominee(s) they do not wish to vote against. Please advise or revise.

2.   We note your response to prior comment 3 and we reissue the comment in part with respect to the second bullet point of that comment. The statement indicates that "the company has adopted and then repeatedly publicly discussed major targets, and has repeatedly missed them," yet the disclosure does not provide support of specific quantitative targets and time frames that were publicly disclosed by the company and subsequently not achieved. Please advise or revise.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions